September 2, 2021

VIA EDGAR

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Mitchell Austin, Staff Attorney

Re:	N-able, Inc.
Registration Statement on Form S-1
File No. 333-259014

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended, N-able, Inc. (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-259014) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on September 7, 2021, or as soon as practicable thereafter.
If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Registrant’s counsel, John J. Gilluly III and Brent L. Bernell, each of DLA Piper LLP (US), at 512-457-7090 or 512-457-7044, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Gilluly or Mr. Bernell and that such effectiveness also be confirmed in writing.
Thank you for your assistance.

Very truly yours,

N-ABLE, INC.

By:	/s/ Tim O’Brien
Tim O’Brien
Chief Financial Officer

cc:	John Pagliuca (N-able, Inc.)
Peter Anastos (N-able, Inc.)
Kate Salley (N-able, Inc.)
John J. Gilluly III (DLA Piper LLP (US))
Brent L. Bernell (DLA Piper LLP (US))
Drew M. Valentine (DLA Piper LLP (US))